

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

By E-Mail
Stephanie Tang, Esq.
Hogan Lovells
11th Floor, One Pacific Place
88 Queensway
Admiralty
Hong Kong

> **Re:** **China XD Plastics Company Limited**
> **Schedule 13E-3**
> **Filed on June 22, 2020**
> **Filed by China XD Plastics Company Limited, Faith Dawn Limited, Faith Horizon Inc., Faith Abundant Limited, Jie Han and XD. Engineering Plastics Company Limited**
> **File No. 005-84400**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 22, 2020**
> **File No. 001-34546**

Dear Ms. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proxy Statement

1.   It appears that the vote for approval of the proposed transaction is assured, based on the holdings of the Buyer Group and their intent to roll over their shares. If true, please state so.

Summary Term Sheet, page 1

2.   Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

Reasons for the Merger, page 31

3.   Please refer to comment 1 above. If the vote for the approval of the transaction is assured, please revise this section to address how the Special Committee considered that fact in making its fairness determination.

4.   On a related note, please revise this section to address how the Special Committee considered the absence of a requirement that the transaction by approved by a minority of unaffiliated security holders given, if true, that the transaction is assured of being approved solely by the Buyer Group.

5.   Please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Excluded Shares, rather than all security holders unaffiliated with the company.

6.   Please refer to the second sentence in the penultimate paragraph on page 36. Revise your disclosure to explain the basis for the beliefs of the Special Committee and board of directors.

7.   We note that the book value per share is significantly higher than both the market value of the shares and the consideration offered in the transaction. Please revise your disclosure to explain this large difference.

8.   With a view toward revised disclosure, please tell us why you have not disclosed the Liquidation Analysis.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                             Sincerely,

                                             /s/ Daniel F. Duchovny
                                             Daniel F. Duchovny
                                             Special Counsel
                                             Office of Mergers and Acquisitions